Exhibit F-2

BAJA MINING CORP.

Management Discussion and Analysis

QUARTERLY REPORT – December 31, 2008

This Management Discussion and Analysis (“MD&A”) of Baja Mining Corp. provides analysis of Baja Mining Corp.’s financial results for the year ended December 31, 2008. The following information should be read in conjunction with the accompanying audited Consolidated Financial Statements, notes to the audited Consolidated Financial Statements and Annual Information Form, filed as a form 20-F for the year ended December 31, 2008, all of which are available on the SEDAR website at www.sedar.com. Expressed in thousands of Canadian dollars, unless stated otherwise. This MD&A is current as of March 31, 2009.

Nature of Business

Baja Mining Corp. (the “Company” or “Baja”) is engaged in the exploration and development of its mineral properties in Mexico, focusing on the financing and construction of its El Boleo copper-cobalt-zinc-manganese deposit (“Boleo Project” or “Boleo”) located at Santa Rosalia, Baja California Sur, Mexico. On June 30, 2008 the Company completed the sale of 30% of its subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), to a Korean Consortium (the “Consortium”). Baja and the Consortium’s key objectives for the Boleo Project in 2009 are:

•

appoint an Engineering, Procurement and Construction Management (“EPCM”) contractor;

•

EPCM contractor to prepare a revised independent capital cost estimate and project schedule;

•

establish a target price for the EPCM contract;

•

arrange senior and subordinated project debt financing; and

•

continue development and resume construction on the Boleo Project .

The Company owns its 70% interest in Boleo Project through its wholly owned subsidiary, Mintec Processing Ltd., which owns 100% of a Mexican subsidiary, Invebaja S.A. de C.V, which in turn owns 70% of the shares of MMB.

The Boleo Project is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometres south of San Diego.  The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Boleo Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The project is located within the “buffer zone” of the El Vizcaino Biosphere, a Mexican National environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and operate in the buffer zone of the biosphere.

The Boleo Project is being developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines, feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/liquid separation and solvent extraction/electrowinning to produce copper and cobalt as metal, zinc as zinc sulphate monohydrate and, at some point, manganese - probably as manganese carbonate.

Overall Performance

Corporate outlook

On October 29, 2008 the Company announced that due to the current global financial crisis, it elected to slow down development of the Boleo Project pending improved market conditions. At the date of filing, the current global financial conditions and outlook continue to be uncertain. The continued effective shutdown of the global bank syndication and equity markets for base metals, coupled with current base metal prices and hedging prices makes the timing of improved market conditions unknown.

However, the Company has taken the opportunity to reduce committed expenditures and revise the 2009 budgets to ensure strong and continued financial viability of Baja. Management continues to closely monitor all future commitments and current cash expenditures against budgets. Baja has invested its current cash reserves, the majority in $US, in guaranteed investment certificates with our Canadian chartered bank, Scotiabank. These actions were designed to protect the long term interests of the Baja shareholders, and as a result Baja is projected to retain a significant cash reserve over the next twelve months.

While management and its advisors can confirm that the Boleo project economics remain robust even at current low metal prices, the delivery of a revised capital cost estimate and construction schedule are key for predicting updated project timelines. During January and February 2009, the Company completed a detailed internal trending analysis of current capital costs and also targeted areas for potential savings. Several specific areas were noted where significant downward trends could lead to potential savings, and general input price-declines, were also noted. The project capital costs, showed a 12% decrease, which suggests a revised cost estimate of US$767,000 (excluding working capital and financing costs). This represents a reduction of over US$100,000 from the Company’s April 2008 capital cost estimate of US$872,000. This work leads management to believe that a revised capital cost update is required and that it could result in the economics of the project being even more attractive.

The Company and its partners, the Consortium, will continue to work for all project stakeholders in 2009 to ensure our key objectives are met.

Construction Update

As a result of the October 29, 2008 announcement to delay certain construction activities on the project, the site contractor, The Industrial Company (“TIC”), completed all requested site work and demobilisation effective February 28, 2009. Phase I of the construction camp and all associated infrastructure were largely completed and all of these assets were placed in long-term stasis by TIC prior to their departure.  The Company continues to staff its Santa Rosalia office and the Boleo site ensuring security for existing assets.

The Company has strategically reviewed all outstanding procurement, and received tremendous supplier support as we negotiated revised terms. The Company has now arranged delivery or storage for all but one item. No new project procurement has occurred since October 2008, but vital long lead equipment remains on track, allowing significant benefits to a revised project schedule.

Engineering Update

The Company and its engineers, AMEC Americas Ltd., have completed a 30% detailed design review.  However, with the changes in the market, the Company has taken the opportunity to prepare a revised scope of work for the project under an EPCM project model. We have prepared and delivered a request for proposals to several qualified engineering firms. This tender is open until the end of March 2009. The Company will review all proposals and is scheduled to make a decision in April 2009.

Phase I, the preparation of a revised independent capital cost estimate and revised project schedule. All Baja project staff will assist in this effort to ensure this is completed efficiently. Estimated completion is the third quarter of 2009.

Phase II, upon completion of the estimate and project schedule, will be the establishment of a target price for the EPCM contract.

Three key providers or our process packages remain in place, all of which continue to support the project and Baja. These include the acid plant and cogeneration facility with SNC Lavalin-Fenco; the front-end ore and limestone preparation circuits (crushing, grinding, and screening, as well as solid/liquid separation) with FL Smidth Minerals, Inc.; and the solvent extraction and electrowinning circuits with Bateman Litwin.

Construction Financing Update

As a result of the adverse market conditions in 2008, the Company was unable to close its jointly arranged US$665,000 senior debt package by year-end.  These facilities and the commitments have expired at December 31, 2008.

The Company and its financial advisors Endeavour Financial Corporation (“Endeavour”), continue discussions with numerous lending institutions and have now targeted certain institutions, including development banks, as the most effective path towards securing a revised financing package. The Company and Endeavour are currently working on updating the project financial model and revising the information memorandum for more detailed discussions with lending institutions.

To the best of our knowledge, the Export Import Bank of Korea (“K-Exim”), Bayerische Hypo-und Vereinsbank AG (a member of UniCredit Group), Caterpillar Financial SARL (of Zurich, Switzerland) and the Korea Development Bank (of Seoul, Korea) all remain interested in our project debt facility.

Despite the efforts of management and the Company`s partners, there is currently no assurance that the necessary financing will be obtained in the immediate future. The recoverability of the Company’s investment in its mineral property remains dependent upon the Company’s ability to complete debt and equity financings and successfully construct and develop the Boleo Project.

Once a clear development schedule is completed, the Company and Endeavour will work with all the financing partners to complete revised credit facilities in 2009.

Development Partner

On June 30, 2008, the Company closed an agreement (the “Transaction”) with the Consortium in order to access a significant portion of the project funding for the Boleo Project, pursuant to which the Consortium acquired a 30% interest in the Project through the acquisition of a 30% interest in MMB. The Consortium is led by Korea Resources Corporation (“Kores”) and LS-Nikko Copper Inc. (“LS-Nikko”), and in addition, includes Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Copper Foil Co. Ltd.

The lead members of the Consortium are, Kores, a state-owned corporation of the Government of the Republic of Korea, that has a mandate to pursue resource development opportunities to supply Korea’s expanding industrial economy, and LS-Nikko, a significant refiner of copper (approximately 500,000 tonnes per year from copper concentrates) that is a Korean company controlled equally by the LS Group of Korea, and Nippon Mining of Japan. Baja is very pleased to be working with such excellent partners who bring natural resources experience and additional financial strength to the Boleo Project.

The Consortium has remained a committed partner and continues to support the project financially and through personnel as we move through 2009 and continue development of our project.

Management Additions

Baja has made the following appointments to support the Boleo project:

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Maria-Luisa Sinclair, Director of Human Resources:

Maria-Luisa Sinclair holds a Master Degree of Arts from Royal Roads University in Victoria, British Columbia. She has over 15 years experience in the mining industry and is an experienced human resources professional with broad exposure to organizational development and human resource management in Canada and abroad. From July 2006 to August 2008, Ms. Sinclair acted as Vice President of Human Resources for Skye Resources Inc. and from October 2005 to June 2006, as Director, Human Resources for Pan American Silver Corp. Before, she held a series of increasingly senior human resources positions with Placer Dome Inc. Ms. Sinclair has been faculty member of the McRae Institute of International Management at Capilano College, where she taught International Human Resources and Business Management to post-graduate students.

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Gerrie van der Westhuizen, Controller:

Gerrie van der Westhuizen’s exposure to mining spans back to his early youth, having grown up on a mine in South Africa. He holds a Bachelors of Commerce (Honours) (2002) from North West University in South Africa. Mr. van der Westhuizen entered public practice with PricewaterhouseCoopers (PWC”) in South Africa in 2003 and qualified as a Chartered Accountant (SA) in 2005. He moved to PwC Vancouver in 2006, working as a manager in the mining group until joining the Company in October 2008. Mr. van der Westhuizen focused on platinum miners as well as other public metals and mining clients in South Africa and focused on base- and precious metal mining companies registered with the TSX, SEC and LSE while in Vancouver. He was a member of PwC Vancouver’s IFRS Champions and co-author of PwC’s annual BC Mining Survey. After joining the Company in October 2008, Mr. Van der Westhuizen obtained his Canadian Chartered Accountant designation.

 Selected Annual Information

The following financial data is selected financial information for the Company for the three most recently completed fiscal years ending December 31, presented in thousands of Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles.

	2008	2007	2006
Total revenues	$ -	$ -	$ -
Loss for the year	($2,293)	$(11,112)	$(23,223)
Basic and diluted loss per share for the year	($0.02)	$(0.09)	$(0.24)
Total assets	$ 198,385	$ 54,673	$ 12,422

Financial year 2008 compared to financial year 2007

During 2008, the Company continued development and construction of the project, until the October 29, 2008 slow-down and delay. This significantly increased mineral property costs through investment in infrastructure and long-lead equipment.  Managements assessment of the project, with current commodity price and the continuation of long-lead engineering, allows the Company to remains confident in the project economics and the ultimate recoverability of its existing investment. The significantly lower loss in 2008 is primarily the result of foreign exchange gains on US$ currency, increased interest income and capitalized project costs.

Financial year 2007 compared to financial year 2006

During 2007, the Company completed its DFS and began deferring project costs. This resulted in a significant decrease in the loss for the year, and contributed significantly to the increase in the total assets by the end of 2007.

Results of Operations

Comparison of December 31, 2008 to December 31, 2007

Operations

With the published economic and technical results of the DFS on May 29, 2007 the Company moved into its development stage on June 1, 2007. At December 31, 2008, $126,362 in development costs had been capitalized, as compared to $18,572 at December 31, 2007.

During the period, the Company sold a 30% interest in its subsidiary MMB. In total, the Company received $91,538 in cash, of which $69,380 was provided to MMB, and was earmarked for the financing, construction, development and working capital of the Boleo Project. The Company also retains US$10,000 of the proceeds from the sale as a refundable manganese deposit, which would be repayable to the purchaser if the Company elects not to produce manganese.

The Company currently has no revenue generating activities other than interest income.

Expenses

For the year ended December 31, 2008, the Company recorded a loss of $2,293 ($11,112 in 2007), or loss per share of $0.02 (loss of $0.09 per share in 2007). While the Company incurred losses before other items and had no revenues, the results of foreign exchange gains on US$ currency, capitalized project costs, interest income and a gain on disposal of assets significantly decreased the loss in 2008.  Additional, significant variances are outlined as follows:

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Amortization and accretion: $596 ($89 in 2007) – the increase is due to additions to software amounting to $226 in 2007, which were put into use in 2008, and thus only depreciated in 2008 and the accretion on the refundable deposit related to the manganese efforts;

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Exploration: $Nil ($7,507 in 2007) – No exploration has occurred from mid 2007 when the Company moved to its development stage. No further exploration has occurred on site to date;

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General and administration: $1,353 ($912 in 2007) – the increase is the result of additional travel, a site safety film, increased insurance, office and overhead expenses incurred prior to the slowdown as the Project grew in size and complexity;

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Management and directors fees : $293 ($215 in 2007) – the increase is due to bonuses paid to management following the successful completion of credit approved senior lending commitments and the sale of the 30% interest in MMB;

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Professional and consulting fees: $894 ($688 in 2007) – the increase relates to significant professional, legal and tax costs from a corporate reorganization in Mexico, additional audit costs due to US Sarbanes Oxley compliance, additional audit of MMB for May 2008 due to 30% sale, value added tax reviews in Mexico, plus the general growth in operational complexity that occurred in 2008;

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Research: $61 ($NIL in 2007) –  the evaluation and research relates entirely to manganese;

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Shareholder information: $657 ($881 in 2007) – The decrease is due to lower costs for investor relations activities, and the fact that there was no initial TSX filing fee as in 2007;

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Stock based compensation: $822 ($513 in 2007) – the increase in the stock based compensation expense is the result of granting of 4,415,000 options in 2008, as opposed to only 1,750,000 options in the same period in 2007. The increase in granting of stock options correlates with the bolstering of the management structure as reflected in management fees and wages and subcontractors;

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Wages and subcontractors: $1,140 ($916 in 2007) – additional key personnel and new staff were added in numerous additional administrative positions, as the Company was growing during the ramp up in construction of the Boleo Project; and

Other items

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Gain on sale of property, plant and equipment: $307 ($NIL in 2007) – the Company sold older mining equipment used in the test mine program for a significant gain and used the proceeds to purchase used mining equipment;

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Finance and development costs: $1,700 ($NIL in 2007) – Following the slowdown of the project, management reviewed the finance and development costs previously recognized in mineral properties and consequently expensed, for which economic benefits were not expected in the immediate future;

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Foreign exchange gain: $3,802 ($53 in 2007) – the majority of this gain is the result of holding significant foreign currency is US dollars, in excess of any corresponding US dollar liability, following the sale of the 30% interest in MMB. During the year, the US dollar strengthened significantly against the Canadian dollar and Mexican Peso; and

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Interest income and other: $1,114 ($556 in 2007) – the increase in interest income resulted from the significantly higher cash reserves of the Company following the sale of the 30% interest in MMB, and investing funds in short term guaranteed investment certificates.

Comparison of the three months ended December 31, 2008 to December 31, 2007

Operations

For the three month period ended December 31, 2008, the Company recorded income of $227 (earnings of $0.00 per share) as compared to a loss of $340 (loss of $0.00 per share) for the same period in 2007. Notable variances are outlined as follows:

General and Administrative Expenses

Operating expenses for the three months ended December 31, 2008 were $1,904, an increase of $857, compared with $1,044 in the comparable quarter in the previous year. The significant changes during the quarter are outlined as follows:

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Amortization and accretion: $521 ($20 in 2007) – the increase is due to additions to software, which were put into use in 2008, and the accretion on the refundable deposit related to the manganese efforts;

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Professional and consulting fees: $306 ($262 in 2007) - the increase is a result of  the increased cost of the 2008 audit fees as this is the first year of auditor attestation on internal controls over financial reporting. The Company also incurred additional legal fees in Mexico, Canada and the US relating to the restructuring of the Mexican subsidiaries;

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Shareholders information fees: $150 ($220 in 2007) - the decrease is a result of the fact that no private placements were undertaken during 2008;

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General and administration: $389 ($257 in 2007) - the increase is the result of additional travel during October in relation to the delayed financing, as well as increased overhead costs resulting from the increased administrative tasks undertaken in the wake of the project slow-down; and

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Stock based compensation: $308 ($32 in 2007) – the increase is due to the significant number of options granted during 2008 which continue to vest during the current quarter.

Other items

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Foreign exchange gain: $3,882 ($307 in 2007) - the change resulted from the increase in the value of the US dollar during the fourth quarter and the significant amounts of cash and short-term investments held in US dollars. The Company does not hedge its foreign currencies;

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Finance and developments costs: $1,700 ($Nil in 2007) – the expenses written off in 2008 relates to the expensing of previously capitalized financing costs regarding the proposed financing with HVB, as well as certain amounts paid and accrued on cancelled purchase orders for which future benefit is not expected; and

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Interest income: $283($ 398 in 2007) - Interest income decreased despite a significant increase in short-term deposits in 2008, and this is due to the reduction in global interest rates, following the global financial crisis. The Company has not invested in any asset backed securities.

Summary of Quarterly Information

The following quarterly financial data for the eight most recently completed quarters is presented in thousands of Canadian dollars, and has been prepared in accordance with Canadian generally accepted accounting principles.

	Q1 Mar 31, 2007	Q2 Jun 30, 2007	Q3 Sep 30, 2007	Q4 Dec 31, 2007	Q1 Mar 31, 2008	Q2 Jun 30, 2008	Q3 Sep 30, 2008	Q4 Dec 31, 2008
Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-
(Loss)/ earnings for the period	$(5,577)	(3,799)	(1,396)	$(340)	$(371)	$(1,174)	$(975)	$227
Basic and diluted (loss)/ earnings per share for the period	$(0.05)	$(0.03)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.01)	$0.00

The significant changes in quarterly earnings (losses), result from the completion of the DFS on May 29, 2007, followed by development costs being capitalized from June 1, 2007 onwards. Then during the second Quarter of 2008 forward, a significant operating cost was incurred due to the project activity and the development of the Boleo Project. During the forth quarter the Company held a significant amount of US$ and has experienced a large FX gain on this currency that resulted in earnings during the period.

Liquidity

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions.  However, given the nature of the business, the results of operations as reflected in the income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at December 31, 2008 was $56,246 compared with working capital of $31,741 as at December 31, 2007, an increase of $24,505, which resulted primarily from the sale of 30% of MMB. During the period ended December 31, 2008 the Company raised $2,566 (2007 - $49,608) through the exercise of warrants and options and issuance of common shares. The Company recovered $9,195 (spent in 2007 - $8,699) on operations, with the large change the result of unrealized losses on the various liabilities of $7,772, and write-off of previously spent finance costs and the change in 2007 due to both the completion of the DFS in 2007 and the subsequent capitalization of development costs. The Company also disposed of $350 (2007 - $NIL), and purchased an additional $1,347 (2007 - $1,432) in property, plant and equipment and incurred expenditures of $107,111 (2007 - $16,600) on mineral properties and related development costs.

The Company’s combined cash and cash equivalents and short-term deposit position as at December 31, 2008 was $60,235 compared with $33,226 as of December 31, 2007.  All cash balances and short term deposits are highly liquid and are available immediately, at fair value, if required. The increase in the balance was the result of the sale of 30% of the Company’s interest in MMB. The Company has $13,068 (2007 - $2,692) of current liabilities, with the increase resulting from the increased construction activity on the Boleo Project up to the October 29, 2008 slow down and the significant time spent negotiating with suppliers on outstanding commitments prior to payments and settlements in 2009.

The additional items that make up the working capital balance are other receivables and deposits and prepaid expenses.

Other receivables consist of $3,220 or over 96% of Mexican value added tax, $48 of Canadian Goods and service tax (subsequently received) and the remaining interest receivable from Canadian banks.  The collection of the Mexican Value added tax is difficult and the timing of receipt is not predictable but expected within the year.

Deposits and prepaid expenses include over $4,164 or 73% of deposits to vendors that have either used the funds in exchange for services or returned funds to the Company, at the report date.  An additional $1,382 or 24% is from our engineers, and will be used in exchange for services or returned.

Management has determined that the Company has sufficient resources to meet its current obligations, which include accounts payable and accrued liabilities, the current portion of the special warrant liability, as well as the cash exposure to commitments relating to the development of the Boleo Project for the foreseeable future beyond the next 12 months.

Establishment of Trust Fund for Conservation

In 2007, the Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s Boleo Project is located within the "Buffer Zone" of this Biosphere. The first cash payment to the fund was US$100, issued on January 31, 2007. Additionally, the fund was issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. These Special Warrants will mature in each of February, 2009 (converted), 2010, and 2011, respectively.

Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant.  This repurchase option represents a liability of US$1,000 (or a discounted liability of $1,074 at December 31, 2008) if the share price has not reached US$5.555 and the holder exercises the repurchase option. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the Boleo Project does not proceed. The Company honoured the conversion of the first 60,000 warrants and paid US$333 in 2009. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

Commitments

As at December 31, 2008, the Corporation had the following known undiscounted contractual obligations:

Contractual Obligations	Payments due by period Thousands of Canadian dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable	$12,032	$12,032	$Nil	$Nil	$Nil
Operating lease obligations [1]	$185	$107	$78	$Nil	$Nil
Contract and purchase commitments2,,3	$24,136	$23577	$559	$Nil	$Nil
Refundable deposit [4]	$12,419	$Nil	$12,419
Loans from non-controlling interest	$52,029	$Nil	$Nil	$Nil	$52,029
Environmental Obligations[5]	$2,146	$1,147	$999	$Nil	$Nil
Total	$102,947	$36,863	$14,055	$Nil	$52,029

1

During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual rental of $74. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29.  The Company has also committed to two operating leases for office space in Mexico City, both on a month to month basis. The combined monthly lease is 16,800 Pesos ($2).

2

The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at December 31, 2008 are estimated to be $23,000

3

The Company has entered several management consulting agreements with companies whose directors or officers are in common with the Company that contain future commitments for 2009 to 2010, aggregating $ 1,103.

4

Included in the proceeds from the sale of 30% of the Company’s interest in MMB, was an amount of US$10,000 which is refundable to the Consortium, should a decision be made not to produce manganese from the Boleo Project. The decision must be made by the Company on the later of the final economic completion of the Boleo Project or May 30, 2011.

5

On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. The Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 (total US$1,000) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. The commitment per the table above is shown in Canadian dollars, applying the period-end exchange rate of Cdn$1.0599/US$1.00. As at December 31, 2008 the special warrants liability amounted to $1,074 of which $404 is payable within one year. The Company also recognized an asset retirement obligation of $905 and the Company expects to incur $683of this total during 2009.

Capital Resources

The Company’s primary capital asset is the Boleo Project, which is discussed in detail in the section entitled ‘Overall Performance’. As a result of the completion of the sale of 30% of MMB to the Consortium the Company has over $69,000 in current assets, with working capital of $56,246. The current assets also include deposits, value added tax refunds and existing cash and short term deposits to fund the Company’s share of the project expenses.

Due to the announced slow down, it is unclear how much capital funding can be obtained or will be required in the next twelve months. However, the award of a new EPCM, updated capital estimate, and a revised construction schedule is expected to be completed in 2009, which will show the additional capital funding required. The Company has no revenue from operations except interest income, and does not expect to generate any revenue from operations until completion of construction and commencement of operations, the timing of which are currently unknown due to the announced slowdown. As discussed in the Update on Construction Financing, the Company intends to pursue senior project loan facilities required to fund the construction costs, once market conditions improve.

In line with the decision to slow down development but delay certain construction activities at the Boleo Project, current available cash funds are being closely monitored as key objectives for 2009 are pursued. The 2009 budgets include administrative expenses and anticipated project costs estimated prior to completion of financing. The Company has adequate funds to cover all 2009 budgeted costs.

Excluding the updated construction schedule and revised costs of the Boleo Project, currently under review, the Company anticipates or has committed to the following expenditures over the next 12 months:

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Permitting activities on the Boleo Project of approximately $1,837;

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Project, engineering and site costs of approximately $33,686;

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Wages, management fees and subcontracts of approximately $6,015;

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General and administrative expenses, including travel, legal, accounting and finance costs of approximately $4,075.

These expenditures will be made from existing cash, which includes significant project cash, and the Company has budgeted an additional Consortium funding requirement of approximately US$4,000 in 2009.

Environmental Action Plan

The Company currently is a single purpose company, that purpose being the development and operation of the Boleo Project, Baja California Sur, Mexico.  The Boleo Project is an historic mine in Mexico and the project site has numerous mine workings including building foundations, underground portals, shafts and open pits.  There are also the remnants of a former leach precipitation plant (the “LPF Plant”), where the Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process in the late 1950’s and early 1960’s to recover copper.  In addition, there is a small (2 million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter, built in the 1920’s to process run-of-mine ore by the French “Compagnie de Boleo”.  None of the LPF Plant, LPF tailings dam or the former smelter are on land owned or controlled by the Company, nor does the Company have any environmental responsibility or liability with respect to these sites.

The majority of the Boleo Project is located in the buffer zone of El Vizcaino Biosphere and, as discussed above and in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2008, the Company has established a compensation arrangement with the Mexican Commission for Natural Protected Areas; under which it has deposited US$100 into a Compensation fund, as well as three special warrants totalling US$1,000 to partially fund the remedial work within El Vizcaino.  This fund may be used in other areas of the Biosphere and not necessarily at the mine site where remediation will be part of the mines normal reclamation program.

Early work by the Company, prior to commencing construction activities, has included remediation of the existing uncontrolled landfill (garbage dump) utilized by the town to dispose of both community trash as well as waste from the local squid packing plants.  Reclamation has been carried out under the Company’s control and at its expense, with the cooperation of local and state authorities and with the guidance of the Company’s environmental consultants. A temporary disposal facility has been developed, pending construction of a more permanent facility (on land owned by the Company located to the north of the project), which will be donated to the community.  The cost of remediation to date has been approximately $300 and is included as part of preliminary costs leading to construction.

The mine, mill and tailings facilities will disturb approximately 568 hectares of land during the first six years and more than 700 hectares over its initial 25 year mine life. A mine closure and reclamation plan has been prepared and submitted to SEMARNAT, the Mexican Federal Environmental Agency.  The total cost of reclamation and closure costs over the life of mine are estimated to be US$35,000 (on an undiscounted basis). No financial reserve has yet been established in the Company’s financial statements for reclamation. It is anticipated that a sinking fund will be established, once production commences to provide a fund for reclamation.

The Company will, over the life of the Boleo Project, close approximately 33 mine portals.  As portals are closed, in accordance with mine plans, the affected area will be remediated.  Remedial costs for each portal site are currently estimated to be US$10.  Considering the annual projected operating budget (once full operation is achieved) is of the order of US$100,000 per year, the cost of remediation is not considered material.  Annual environmental monitoring costs are currently approximately US$12 and, as operations commence will increase to approximately US$25/year.  Again, in relation to the annual operating budget, this number is not considered material.

An area of potential concern after construction of the project facilities would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure in contrast to a temporary closure of the mine.  Following the completion of the mine and the commencement of production, the expected cost of reclamation from an early closure (assuming a decision were to be made to permanently close the mine) is estimated at between US$10,000 and US$15,000, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site.  In these circumstances, it is expected that the salvage value of the plant and equipment would adequately cover reclamation costs if the Company did not otherwise have available funds.

As part of the Company’s Environmental Impact Manifest approval, the Company was required to identify local flora and fauna species that would be affected by its operation and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species. The phase 1 removal and relocation program in the landfill and plant site areas has now been completed at an approximate cost of US$135. Continuing effort in the preservation and protection of plants and animals at El Boleo has resulted in the salvage of more than 30 hectares of vegetation, the ongoing monitoring of wildlife populations, and two scientific reports on this cutting edge project for biotic resources in the southern Baja. Environmental protection training has also been incorporated in the safety and entrance program for employees and visitors at El Boleo.

Ongoing permitting, compliance, baseline inventory, and monitoring are being conducted to maintain the company in readiness to move forward.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interests in assets transferred to an entity, derivative instruments obligations .

Transactions with Related Parties

During the year ended December 31, 2008 the Company paid $872 ($817 in 2007) in management fees to officers of the Company, and to companies controlled by officers of the Company. The Company also paid directors fees of $76 ($65 in 2007) during the same period.

Loans from non-controlling interest in the amount of US$41,896 ($43,790) were received during the year.  Certain of the loans have been discounted as they were negotiated prior to the closing of the 30% sale of MMB.  This discounting has the effect of significantly reducing the fair value and total loans outstanding, which are recorded at $39,354.

The above transactions, and the consortium contributions post closing, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Financial instruments

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, environmental liabilities and the refundable deposit are recorded at their fair values. The Company has a concentration of credit risk, which it accepts, as the majority of its cash and cash equivalents are on deposit with one financial institution, Scotiabank.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Share Capital information

Subsequent to the balance sheet date, the Company granted an additional 200,000 stock options. To the date of this report, no additional stock options or warrants have been exercised (but 300,000 were cancelled and 620,000 expired) nor were any new shares or warrants issued.

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 143,064,337 issued and outstanding.  The Company also had 12,700,000 outstanding stock options and 30,997,993 outstanding warrants available to be exercised.

Critical Accounting Estimates

These financial statements are presented in thousands of Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of resources in mineral properties, foreign currency translations, provision for reclamation costs and stock based compensation.

Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property right and, mining concessions and its development costs since June 1, 2007. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study. As at June 1, 2007, following the announced DFS results, the Company began capitalizing development costs.

Capitalized costs for a producing mine are amortized on a unit-of-production method based on the actual production relative to the estimated ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. During the year 2008 events such as declining commodity prices, declining share price and change in business climate indicated that impairment may exist.  If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Management spent a significant amount of time reviewing all its assets for possible impairment, and conducting relevant tests. As a result, Management is satisfied that, no impairment of its assets exists on the balance sheet date.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset retirement and reclamation costs

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment, and obligations arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred.  A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  The amount of the liability is subject to re-measurement at each reporting period.

During the period, the Company assessed its obligation with regards to reclamation and decommissioning of assets at the Boleo Project. Accordingly, the Company estimated that, as at December 31, 2008, the undiscounted closure costs would amount to $905, taking into account an estimated inflation rate of 5%. In assessing the carrying amount for the asset retirement obligation, the Company applied a credit-adjusted risk-free discount rate of 8% (LIBOR + 6%), resulting in an asset retirement obligation of $832.

This estimate is based principally on legal and regulatory requirements.  It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates.  Changes in estimates are accounted for prospectively, commencing in the period the estimate is revised.

Stock based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair-value-based method. Compensation costs attributable to share options granted to employees are measured at the fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the contractual arrangement. Options granted to non-employees are measured as the vesting conditions related to the options are met. The increase in contributed surplus as a result of each grant is transferred to share capital, along with the consideration paid by the option holder, at the time options are exercised, which is recorded as an increase to share capital.

Refundable deposit liability

The refundable deposit liability meets the definition of a financial liability and is recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred.  As such, an effective interest rate and a repayment term must be established to discount the face value to fair value.  The result is a reduction of the liability and a credit to contributed surplus. In subsequent periods, the liability is accreted back to the face value over the estimated term with a corresponding amortization expense as the liability relates to the Company’s investigation of the potential to produce manganese at the project.

Historical expenditure funding, included in loans from non-controlling interests

During the negotiation of the sale of 30% of MMB to the Korean consortium, the principle of funding the Boleo project from development was established.  Baja and the Korean consortium agreed they would each fund MMB from development (June 1, 2007) forward based upon the same basis as their equity interest, 70%-Baja and 30%-Korean consortium.  On closing the Korean consortium was required to make a historical expenditure funding contribution to MMB for past funding by Baja.  The terms of this amount were a non-interest bearing loan, repayable on demand but no sooner than 3 years after the completion of project financing repayment on the same terms as the Company’s project funding. The Baja loans to MMB eliminate for consolidation, but the Korean consortium loans remain as financial liabilities, with this initial loan treated as a financial liability at fair value, not face value as it was not with a related party. Considerable judgement must be applied to the estimated term of the loan and the discount rate. The result is a reduction of the liability and a credit to contributed surplus. In subsequent periods, the liability is accreted back to the face value over the estimated term with a corresponding increase to the carrying amount of the related asset, where one is identifiable and when the asset continues to meet the Canadian and US GAAP criteria for capitalization of costs, in which case the amortization is capitalized and amortized over the life of the asset.  In the future, should the actual term of the loan change, the Company will prospectively adjust the amortization period.

Subsequent cash calls from the Korean consortium, included in loans from non-controlling interests

In August and October 2008, the Korean consortium advanced loans to MMB related to cash calls and Baja funded MMB on the same basis as their equity interest, 70%-Baja and 30%-Korean consortium. The terms of these amounts were as non-interest bearing loans, repayable on demand but no sooner than 3 years after the completion of project financing repayment on the same terms as the Company’s concurrent project funding. The Baja loans to MMB eliminate for consolidation, but the Korean consortium loans remain as financial liabilities, with these loans treated as a financial liability at face value as the Korean consortium was dealing with MMB as a related party under Canadian GAAP at the time these loans were negotiated and advanced.

Accounting Changes –current year

Effective January 1, 2008, The Company has adopted four new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards comprise four handbook sections:

Capital disclosures and financial instruments – disclosures and presentation

In December, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing disclosure requirements, and carrying forward unchanged the presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

General standards on financial statement presentation – Going concern assessment

Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess an entity’s ability to continue as a going concern. The Section also requires disclosures regarding any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

New accounting pronouncements not yet effective

i)

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062,“Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. EIC 27 is no longer applicable for entities that have adopted CICA 3064. A number of other EIC abstracts have consequential amendments. AcG 11 – Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. The new standard applies to the Company’s annual and interim financial statements beginning January 1, 2009 and the Company does not expect the adoption of these changes to have a material impact on its consolidated financial statements.

ii)

The CICA issued new Handbook Section 1582, “Business Combinations”, Handbook Section 1600, “Consolidated Financial Statements” and Handbook Section 1601, “Non-controlling Interests” in January 2009 which establish a new section for accounting for a non-controlling interest in a subsidiary. These new standards is expected to align Canadian GAAP with the provisions of the IFRS equivalent IFRS3, “Business Combinations” and IAS 27, “Consolidated and Separate Financial Statements”. The new standards will be effective for business combinations for which the acquisition date is on or after January 1, 2011. The Company is evaluating the impact of these new standards on the Company’s consolidated financial statements.

iii)

The Emerging Issues Committee issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Liabilities” on January 20, 2009. The EIC counterparty credit risk and an entity`s own credit risk should be taken into account in estimating the fair value of financial assets and liabilities, including derivatives. The EIC will be effective for interim and annual financial statements ending on or after January 20, 2009 and will apply retrospectively without restatements to prior periods. The Company is evaluating the impact of this EIC on the Company’s consolidated financial statements.

iv)

The Emerging Issues Committee issued EIC 174, “Impairment Testing of Mineral Exploration Properties” on February 28, 2009. The Company does not anticipate any impact in the Company`s consolidated financial statements since the Company does not currently have any properties in the pre-feasibility stage.

International Financial Reporting Standards (“IFRS”) and update on plan to transition to IFRS

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is currently assessing the financial reporting impact of the transition to IFRS.

Management has begun assessing the implications of IFRS transitioning and has completed a high-level diagnostic, identifying a number of significant GAAP differences that will impact the Company’s financial statements. The findings of the diagnostic have been included in the Company’s IFRS Transition Plan which also addresses the following matters:

•

The timeline for transition

•

The impact of IFRS transition on Internal Controls over Financial Reporting

•

The role of Corporate Governance in the transition process

•

The impact of IFRS on information technology and data system requirements

•

Training and professional development

Management has reviewed the IFRS resources available to the Company and following the expansion of the accounting function during 2008, believes that the Company is well positioned to carry out the IFRS transition. The Company has appointed an IFRS project manager and the members of the accounting function have adequate IFRS experience while also continuing subject-specific training both internally and externally.

Management intends performing an in-depth component evaluation during 2009 in order to facilitate the accounting policy choices available under IFRS at transition. Following the completion of the component evaluation, management expects to be able to quantify the impact of IFRS transition on the financial results. Management also anticipate preparing draft financial statements and disclosure information for each quarter in 2010, while it is expected that reporting under IFRS will commence in the first quarter of 2011.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required under U.S Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2008.

Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S and Canadian securities legislation was disclosed.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

During the recent quarter ended December 31, 2008, the Company was able to enhance its internal control design through additional segregation of duties resulting from the addition of a controller for the Company.  This has allowed additional review of processes. We confirm there were no additional changes in these controls during the most recent interim period ending December 31, 2008.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting.  Based upon this assessment, management has concluded that as at December 31, 2008, the Company’s internal control over financial reporting was effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the common stock of Baja.

Mineral exploration and development involves a high degree of risk, since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation, and environmental protection.

The calculation of reserves involves a degree of uncertainty. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, declines in the market prices for copper, zinc and cobalt may adversely affect the economics of a reserve, and may require the Company to reduce its estimates.

Mine developments are often based upon, a feasibility studies which are used to determine the economic viability of a deposit and are utilized to justify Mine Development. However, many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating estimates and the estimate of future commodity prices. Capital and operating cost estimates are based on many factors, including anticipated tonnage and grades of copper and other metal ores to be mined, the configuration of the ore body, ground and mining conditions, expected recovery rates of the copper and other metal ores and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and, as a result, the Company cannot give any assurance that the estimates in the DFS will be correct or that the Boleo project will become a profitable operating mine. If a mine is developed, actual operating results may differ from those anticipated in the DFS. There can be no assurance that delays will not be experienced. Should there be any delays, such delays may result in an increase in capital requirements, costs and expenditures.

The market prices for copper and other metals are volatile and cannot be controlled. There is no assurance that if commercial quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is not currently in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Information

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis ,and may include statements regarding exploration results, mineral resource estimates, capital expenditures, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo Project, and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form (filed as a form 20-F) for the year ended December 31, 2008, filed with the Canadian securities regulatory authorities, Baja’s annual report on Form 20-F filed with the United States Securities and Exchange Commission, and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This Management’s Discussion and Analysis and other information released by Baja Mining uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja Mining in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by Baja Mining are in compliance with NI 43-101 and also qualify as reserves under the SEC’s standards.